EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc.’s Subsidiary, CEC Telecom Co., Ltd., Consolidates its Position in the China Mobile Phone Handset Market

      HUIZHOU, Guangdong, China, April 19 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc (Nasdaq: XING£©, one of China’s largest manufacturers and distributors of Telecommunications terminals and consumer electronics products, today announced today that its major subsidiary, CEC Telecom Co. Ltd. (“CECT”), had been consolidating its position in the Chinese mobile phone handset market after the phenomenal growth in market share in 2004. 40% more pieces of handsets were shipped in the first quarter of 2005 than in the same period last year.

The latest survey by the Chinese market research firm SINO-MR showed that CECT further climbed one place in the league table of market share by sales volume in the first quarter of 2005.

Mr. Wu Zhi Yang, CEO of CECT, commented, “CECT’s star product in this period was the PDA mobile phone handset model T868, which had been rated “the Best Classic Business Handset of the Year” in a poll organized recently by sina.com and Beijing Youth Daily.”

“PDA mobile phone handsets are equipment of a high technological content, which was previously considered the preserve of foreign players, on account of their superior technology. Now this stranglehold was broken by CECT with the success of its T868 model, thus confirming the high level of research and development capabilities in CECT,” noted Mr. Wu.

“Separately, in a recent survey commissioned by the Chinese newspaper “the Chinese Consumer”, the ‘CECT’ brand’ has been rated among the top ten “Preferred Replacement Handsets”. It is worth noting that among these top ten in the Chinese market, ‘CECT’ was the only local brand,” added Mr. Wu.

“CECT has the potential to become one of the leading players in the Chinese mobile phone handset market. We are delighted to see the growth trend continuing and expect the net income of CECT for the first half of 2005 to reach US$10 million, more than double that for the same period last year.” concluded Mr. Wu.

      About Qiao Xing Universal Telephone, Inc.

     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players. XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .

      Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

For more information, please contact:

Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com

U.S. Investor Contact:

Denise Roche/ David Pasquale,
The Ruth Group
Tel: +1-646-536-7008/7006
Email: droche@theruthgroup.com or dpasquale@theruthgroup.com

SOURCE Qiao Xing Universal Telephone, Inc.